30 July 2012

National Grid plc
Interim Management Statement for the period 1 April 2012 to 29 July 2012

HIGHLIGHTS

•	Solid operational and financial performance during the period

•	UK: Initial RIIO proposals received for Transmission and Gas Distribution businesses

•	US: Sale of New Hampshire distribution businesses completed

Steve Holliday, Chief Executive, said:

“Our businesses have started the year well. In the UK, our focus has been on strengthening the resources, processes and organisational model needed to deliver future performance improvements. At the same time, we are working with Ofgem to secure appropriate long term financial frameworks for our regulated businesses. In the US, our team continues to focus on improving customer service and returns by securing the benefits of the new organisational model and through filing for new rate agreements in selected service areas.

As a result, we are maintaining our positive outlook for 2012/13, reflecting the expected delivery of another year of solid operating and financial performance.”

BUSINESS UPDATE

In May we outlined four main strategic priorities for this financial year: delivering our investment programme in a disciplined manner; finalising the development of an appropriate UK regulatory framework for the future; further improving returns in our US business and continuing to drive efficiency across our businesses.

Growth and Investment

In line with our guidance for the current year given in May 2012, we expect to invest in the region of £3.5bn to £3.8bn in our businesses in 2012/13. We believe that this investment will deliver additional benefits for our customers whilst adding value to our businesses in both the UK and the US.

In our regulated UK Transmission business expected capital investment for 2012/13 remains over £1.5bn.

In the US, investment continues at a steady level, in line with our long term guidance of £1bn to £1.2bn p.a., focused on the improvement and renewal of our existing infrastructure, the delivery of improved customer service and the addition of new customers.

Regulatory Developments

In the UK, on 27 July Ofgem published the detailed initial proposals for price controls for our regulated UK Transmission and Distribution businesses. These new “RIIO” price controls will run from April 2013 to March 2021. Overall, the proposals outline plans for around £35bn of total expenditure, in nominal terms, over the eight year period, together with uncertainty mechanisms to allow additional revenue if further investment is required. The consultation period on these proposals is open until 21 September and final proposals are expected in December 2012.

In the US, as we detailed in April, we have filed for new rates in our gas and electric businesses in upstate New York and Rhode Island. The rate cases in each state are proceeding on schedule, with substantial exchange of information with the respective staffs of the regulatory agencies in New York and Rhode Island. As a result, we continue to expect the outcomes of both of these filings to be concluded before the end of this financial year.

Efficiency Programmes

Following the delivery of our new organisational model and US cost reduction programme last year we are continuing the focus on efficiency, partly through implementing new information systems and a programme of process and customer service improvements. In the UK, we are nearing completion of our UK Gas Distribution Front Office systems roll-out which should enable further service improvements and cost savings.

FINANCIAL UPDATE

There have been no material changes to the financial position of the Company during the period. National Grid has a strong balance sheet, underpinned by regulatory revenues, which is key to our ability to secure the required long-term funding for our businesses in both the UK and the US. Interest cover, gearing and other credit metrics remain within comfortable ranges to sustain appropriate credit ratings in the medium term.

On 3 July, we completed the sale of our US New Hampshire electric and gas distribution businesses, Granite State Electric Company and Energy North Natural Gas Inc., to Liberty Energy Utilities (New Hampshire) Corp., a subsidiary of Algonquin Power & Utilities Corp. The gross proceeds from the transaction totalled $309m, including working capital of $24m.

TECHNICAL GUIDANCE

Our technical guidance is unchanged from that included in the full year results statement of 17 May 2012.

CONTACTS

Investors
John Dawson	+44 20 7004 3170	+44 7810 831944 (m)
George Laskaris+1 718 403 2526		+1 917 375 0989 (m)
Andy Mead Victoria Davies Tom Hull	+44 20 7004 3166 +44 20 7004 3171 +44 20 7004 3172	+44 7752 890787 (m) +44 7771 973447 (m) +44 7890 534833 (m)
Media Clive Hawkins Chris Mostyn	+44 20 7004 3147 +44 20 7004 3149	+44 7836 357173 (m) +44 7774 827710 (m)
Brunswick Tom Burns Kate Holgate	+44 20 7404 5959 +44 20 7404 5959

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations and decisions by governmental bodies or regulators (including the new RIIO approach in the UK); breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the result of climate change or due to unauthorised access to or deliberate breaches of our IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes, restructuring and internal transformation projects; and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions, such as paying dividends, lending or levying charges; inflation; the funding requirements of its pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any disputes arising with its employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. The effects of these factors are difficult to predict. For further details regarding these and other assumptions, risks and uncertainties please read the Business Review section including the ‘Risk factors’ on pages 41 to 43 of National Grid’s latest Annual Report and Accounts. In addition new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, National Grid undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. The content of any website references herein do not form part of this announcement.